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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2019

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 24, 2019

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. We also operate a renewable energy business as part of our overall portfolio of assets.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2018, dated February 28, 2019 (the 2018 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2019, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2018 and the 2018 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 28, 2019 (the 2018 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	6
2.	Second Quarter Highlights	8
3.	Consolidated Financial Information	9
4.	Segment Results and Analysis	14
5.	Capital Investment Update	30
6.	Financial Condition and Liquidity	32
7.	Quarterly Financial Data	36
8.	Other Items	38
9.	Non-GAAP Financial Measures Advisory	39
10.	Common Abbreviations	44
11.	Forward-Looking Information	45

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.

Effective January 1, 2019, the company adopted IFRS 16 Leases (IFRS 16), which replaced the previous leasing standard IAS 17 Leases (IAS 17), and requires the recognition of all leases on the balance sheet, with optional exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating. Please refer to note 3 in the company's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2019 for further information. The company has selected the modified retrospective transition approach, electing to adjust opening retained earnings with no re-statement of comparative figures. As such, comparative information continues to be reported under IAS 17 and International Financial Reporting Interpretations Committee (IFRIC) 4.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis.

6 2019 SECOND QUARTER Suncor Energy Inc.

Beginning in the first quarter of 2019, results from the company's Energy Trading business have been included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change.

Also beginning in the first quarter of 2019, the company revised the classification of its capital expenditures into "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company. There is no impact to overall capital expenditures and comparative periods have been restated to reflect this change. Refer to the Capital Investment Update section of this MD&A for further details.

References to Oil Sands operations exclude Suncor's interests in Fort Hills and Syncrude.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, discretionary free funds flow, and last-in, first-out (LIFO) inventory valuation methodology and related per share amounts – are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Funds from (used in) operations, ROCE, discretionary free funds flow, refining margin and refining operating expense are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

2019 SECOND QUARTER Suncor Energy Inc. 7

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results

•
Suncor's net earnings were $2.729 billion ($1.74 per common share) in the second quarter of 2019, compared to $972 million ($0.60 per common share) in the prior year quarter. In addition to the factors explained in operating earnings below, net earnings for the second quarter of 2019 included a one-time deferred income tax recovery of $1.116 billion ($0.71 per common share) associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022, an after-tax gain of $139 million on the sale of the company's interest in Canbriam Energy Inc. (Canbriam) and a $221 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt. Net earnings in the prior year quarter included an unrealized after-tax foreign exchange loss of $218 million on the revaluation of U.S. dollar denominated debt.

•
Suncor's second quarter 2019 operating earnings(1) were $1.253 billion ($0.80 per common share), compared to $1.190 billion ($0.73 per common share) in the prior year quarter, with the increase in operating earnings primarily related to higher overall crude production and refinery crude throughput, the impact of a weaker Canadian dollar on U.S. dollar denominated sales and improved refining margins. Partially offsetting these were a decrease in WTI and Brent crude benchmark prices, an unfavourable inventory change associated with a smaller first-in, first-out (FIFO) gain and a deferral of profit held in intercompany inventory, and an increase in royalties and higher overall expenses consistent with the increase in production, as detailed in the Segment Results and Analysis section of this MD&A.

•
Funds from operations(1) were $3.005 billion ($1.92 per common share) in the second quarter of 2019, compared to $2.862 billion ($1.75 per common share) in the second quarter of 2018, and were influenced primarily by the same factors impacting operating earnings noted above, adjusted for non-cash expenses for DD&A and exploration. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $3.433 billion for the second quarter of 2019, compared to $2.446 billion for the second quarter of 2018, reflecting a source of cash from working capital as compared to a use of cash in the prior year quarter.

•
Oil Sands operations production increased to 414,200 bbls/d in the second quarter of 2019, compared to 358,900 bbls/d in the prior year quarter. The increase was due to a reduction in planned upgrader maintenance, partially offset by planned maintenance at Firebag and the impact of mandatory production curtailments in the province of Alberta which took effect at the beginning of the year and has continued through the second quarter of 2019.

•
Syncrude upgrader utilization improved to 93%, compared to 58% in the prior year quarter. Improved asset reliability and a decrease in planned maintenance at Syncrude resulted in second quarter 2019 production of 188,700 bbls/d, compared to 117,800 bbls/d in the prior year quarter, which included extended planned maintenance and a power outage towards the end of the quarter. Mandatory production curtailments had a lesser impact on Syncrude than In Situ and Fort Hills during the second quarter of 2019 as they obtained allotments from partners, including Suncor, and other third parties.

•
Fort Hills production increased to 89,300 bbls/d compared to 70,900 bbls/d in the prior year quarter. The ramp up of Fort Hills operations throughout 2018 drove the increase in production, partially offset by mandatory production curtailments, which the company limited the effect of through purchasing 6,500 bbls/d of curtailment credits from third-parties.

•
Refining and Marketing (R&M) delivered strong financial results, despite the impact of planned maintenance in the quarter. Quarterly funds from operations were $932 million and operating earnings were $677 million, compared to $892 million and $671 million, respectively, in the prior year quarter.

•
Ramp up of Hebron continues after completion of the sixth production well. Production at Hebron was 23,600 bbls/d in the second quarter of 2019, compared to 13,500 bbls/d in the prior year quarter.

•
Dividends and share repurchases. The company paid $658 million to shareholders through dividends and repurchased $552 million of its shares during the second quarter of 2019 under its normal course issuer bid (NCIB).

•
Issuance of $750 million of long-term debt and reduction of $1.281 billion of short-term debt, as well as US$140 million of long-term debt. Strong cash flow combined with the issuance of $750 million of 3.10% senior unsecured medium term notes allowed the company to repay a significant balance of short-term debt along with maturing higher interest long-term debt, further improving the company's liquidity and balance sheet flexibility.

(1)
Operating earnings and funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
8 2019 SECOND QUARTER Suncor Energy Inc.

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Net earnings (loss)

Oil Sands	1 561	403	1 750	500

Exploration and Production	456	312	948	700

Refining and Marketing	765	671	1 774	1 460

Corporate and Eliminations	(53)	(414)	(273)	(899)

Total	2 729	972	4 199	1 761

Operating earnings (loss)(1)

Oil Sands	651	403	840	500

Exploration and Production	247	312	739	567

Refining and Marketing	677	671	1 686	1 460

Corporate and Eliminations	(322)	(196)	(803)	(352)

Total	1 253	1 190	2 462	2 175

Funds from (used in) operations(1)

Oil Sands	1 866	1 491	3 050	2 473

Exploration and Production	507	539	1 209	1 005

Refining and Marketing	932	892	2 185	1 803

Corporate and Eliminations	(300)	(60)	(854)	(255)

Total	3 005	2 862	5 590	5 026

Decrease (increase) in non-cash working capital	428	(416)	(609)	(1 856)

Cash flow provided by operating activities	3 433	2 446	4 981	3 170

Capital and exploration expenditures(2)

Asset sustainment and maintenance	816	1 251	1 235	1 940

Economic investment	520	486	976	1 011

Total	1 336	1 737	2 211	2 951

	Three months ended June 30		Twelve months ended June 30
($ millions)	2019	2018	2019	2018

Discretionary free funds flow(1)	1 518	1 009	3 007	1 879

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. Discretionary free funds flow for the three and six months ended June 30, 2018 have been restated for the impact of the change to the company's classification of asset sustainment and maintenance capital expenditures. Refer to the Capital and Investment Update section of this MD&A for further details.

(2)
Excludes capitalized interest of $28 million in the second quarter of 2019 and $25 million in the second quarter of 2018 and reflects the company's revised capital expenditure classification. Refer to the Capital and Investment Update section of this MD&A for further details.
2019 SECOND QUARTER Suncor Energy Inc. 9

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Production volumes by segment

Oil Sands (mbbls/d)	692.2	547.6	674.8	559.7

Exploration and Production (mboe/d)	111.7	114.1	109.3	115.9

Total (mboe/d)	803.9	661.7	784.1	675.6

Refinery utilization (%)	86	74	91	86

Refinery crude oil processed (mbbls/d)	399.1	344.1	421.9	398.5

Net Earnings

Suncor's consolidated net earnings for the second quarter of 2019 were $2.729 billion, compared to $972 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A.

Other items affecting net earnings over these periods included:

•
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

•
The after-tax unrealized foreign exchange impact on the revaluation of U.S. dollar denominated debt was a gain of $221 million for the second quarter of 2019, compared to a loss of $218 million for the second quarter of 2018.

•
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company's mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction.

Operating Earnings Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Net earnings	2 729	972	4 199	1 761

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(221)	218	(482)	547

Impact of income tax rate adjustment on deferred taxes(2)	(1 116)	—	(1 116)	—

Gain on significant disposal(3)	(139)	—	(139)	(133)

Operating earnings(1)	1 253	1 190	2 462	2 175

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after- tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company's mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction.
10 2019 SECOND QUARTER Suncor Energy Inc.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's second quarter 2019 operating earnings were $1.253 billion ($0.80 per common share), compared to $1.190 billion ($0.73 per common share) in the prior year quarter. The increase in operating earnings was primarily related to higher overall crude production and refinery crude throughput due to a less intensive planned maintenance program at both Oil Sands and R&M, as compared to the prior year quarter. In addition, improved reliability at Syncrude and the ramp up of Fort Hills and Hebron production throughout 2018 further increased crude output during the second quarter of 2019, which was only partially offset by a decrease in production associated with the Alberta government's mandatory production curtailment. Other positive factors influencing operating earnings in the second quarter of 2019 were the impact of a weaker Canadian dollar on U.S. dollar denominated sales and improved refining margins.

Second quarter 2019 operating earnings were negatively impacted by lower WTI and Brent benchmark crude prices, an unfavourable FIFO and intercompany inventory change, and an increase in royalties, operating and transportation expenses, consistent with the increase in production. In addition, DD&A expense increased over the prior year quarter due primarily to the staged commissioning of Fort Hills in 2018 and additional depreciation associated with the transition to IFRS 16. Exploration expenses increased due to non-commercial drilling results off the east coast of Canada and in the U.K. North Sea.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Oil Sands	7	33	38	55

Exploration and Production	1	4	4	5

Refining and Marketing	4	16	22	28

Corporate and Eliminations	8	64	80	111

Total share-based compensation expense	20	117	144	199

The after-tax share-based compensation expense decreased to $20 million during the second quarter of 2019, compared to an expense of $117 million during the prior year quarter, as a result of a decline in the company's share price through the period, compared to an increase in the prior year quarter.

2019 SECOND QUARTER Suncor Energy Inc. 11

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for the three months ended June 30			Average for the six months ended June 30
		2019	2018	2019	2018

WTI crude oil at Cushing	US$/bbl	59.85	67.90	57.40	65.40

Dated Brent crude	US$/bbl	68.85	74.40	66.05	70.60

Dated Brent/Maya crude oil FOB price differential	US$/bbl	6.90	12.40	5.95	10.05

MSW at Edmonton	Cdn$/bbl	73.40	80.95	69.95	76.70

WCS at Hardisty	US$/bbl	49.20	48.65	45.90	43.65

Light/heavy differential – WTI at Cushing/WCS at Hardisty	US$/bbl	(10.65)	(19.25)	(11.50)	(21.75)

SYN-WTI Differential	US$/bbl	0.15	(0.65)	(1.05)	(1.05)

Condensate at Edmonton	US$/bbl	55.90	68.50	53.25	65.80

Natural gas (Alberta spot) at AECO	Cdn$/mcf	1.05	1.20	1.70	1.65

Alberta Power Pool Price	Cdn$/MWh	56.35	56.00	63.55	45.65

New York Harbor 2-1-1 crack(1)	US$/bbl	22.20	21.10	20.20	18.10

Chicago 2-1-1 crack(1)	US$/bbl	21.45	19.05	18.45	15.60

Portland 2-1-1 crack(1)	US$/bbl	26.85	28.65	23.10	24.15

Gulf Coast 2-1-1 crack(1)	US$/bbl	21.70	20.45	19.80	17.90

Exchange rate	US$/Cdn$	0.75	0.77	0.75	0.78

Exchange rate (end of period)	US$/Cdn$	0.76	0.76	0.76	0.76

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada, which influences SCO differentials. Price realizations in the second quarter of 2019 for sweet SCO were unfavourably impacted by a decrease in WTI at Cushing to US$59.85/bbl in the second quarter of 2019, compared to US$67.90/bbl in the prior year quarter. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $73.40/bbl compared to $80.95/bbl in the prior year quarter; however, prices for WCS at Hardisty increased to US$49.20/bbl in the second quarter of 2019, from US$48.65/bbl in the prior year quarter, as a result of improved western Canadian heavy crude differentials, in part due to mandatory production curtailments in Alberta. Sweet and sour SCO differentials in the second quarter of 2019 were favourable when compared to the second quarter of 2018.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices in the second quarter of 2019 were favourably impacted by improved heavy crude oil differentials.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude, which decreased to US$68.85/bbl in the second quarter of 2019, compared to US$74.40/bbl in the prior year quarter.

12 2019 SECOND QUARTER Suncor Energy Inc.

The cost of natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $1.05/mcf in the second quarter of 2019, from $1.20/mcf in the prior year quarter.

Suncor's refining margins are primarily influenced by industry benchmark crack spreads and although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which more appropriately reflects the company's refined product mix of gasoline and distillates. Benchmark crack spreads are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. More complex refineries can earn greater refining margin by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins at a specific refinery. Crack spreads are based on current crude feedstock prices, whereas actual earnings are based on FIFO inventory accounting where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are determined by actual crude purchase costs, refinery configuration, production mix and realized prices for refined products sales in markets unique to each refinery.

Excess electricity produced in Suncor's Oil Sands operations is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating cost per barrel metric. The Alberta power pool price of $56.35/MWh in the second quarter of 2019 was comparable to $56.00/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The Canadian dollar weakened in relation to the U.S. dollar during the second quarter of 2019, as the average exchange rate decreased to US$0.75 per one Canadian dollar from US$0.77 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the second quarter of 2019 when compared to the prior year quarter.

Suncor also has assets and liabilities, including approximately 65% of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

2019 SECOND QUARTER Suncor Energy Inc. 13

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Gross revenues	5 140	4 180	9 321	7 779

Less: Royalties	(341)	(124)	(539)	(170)

Operating revenues, net of royalties	4 799	4 056	8 782	7 609

Net earnings(1)	1 561	403	1 750	500

Impact of income tax rate adjustment on deferred taxes(2)	(910)	—	(910)	—

Operating earnings(3)	651	403	840	500

Funds from operations(3)	1 866	1 491	3 050	2 473

(1)
The three and six months ended June 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trade relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In the second quarter of 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

The Oil Sands segment had operating earnings of $651 million in the second quarter of 2019, compared to operating earnings of $403 million in the prior year quarter. The increase was due to higher overall production volumes resulting from a decrease in planned upgrader maintenance at Oil Sands operations and Syncrude, and improved reliability at Syncrude, partially offset by the completion of major maintenance at Firebag. The ramp up of Fort Hills production throughout 2018 also contributed to the increase in production; however, total production was limited by mandatory production curtailments, which primarily impacted the company's bitumen production. Operating earnings were unfavourably impacted by higher operating, selling and general expenses largely tied to the increase in production, an increase in royalties, lower overall crude price realizations and additional DD&A.

14 2019 SECOND QUARTER Suncor Energy Inc.

Production Volumes(1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2019	2018	2019	2018

Upgraded product (SCO and diesel)	304.3	246.2	327.1	266.8

Internally consumed diesel(2)	(8.8)	(8.3)	(8.9)	(8.2)

Total Oil Sands operations upgraded product	295.5	237.9	318.2	258.6

In Situ non-upgraded bitumen	118.7	121.0	87.2	123.2

Total Oil Sands operations production	414.2	358.9	405.4	381.8

Fort Hills bitumen	89.3	70.9	83.9	50.5

Internally upgraded bitumen from froth	—	—	—	(2.6)

Total Fort Hills bitumen production	89.3	70.9	83.9	47.9

Syncrude (sweet SCO and diesel)	191.1	120.0	188.1	132.4

Internally consumed diesel(2)	(2.4)	(2.2)	(2.6)	(2.4)

Total Syncrude production	188.7	117.8	185.5	130.0

Total Oil Sands production	692.2	547.6	674.8	559.7

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers and bitumen froth from Fort Hills can be sent to Oil Sands Base for further processing into SCO. All of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills uses internally produced diesel from Oil Sands Base within its mining operations. Of the 8,800 bbls/d of internally consumed diesel at Oil Sands operations in the second quarter of 2019, 7,000 bbls/d was consumed at Oil Sands Base and 1,800 bbls/d, net, was consumed at Fort Hills. Oil Sands operations utilization rates are calculated net of Oil Sands Base internally consumed diesel, but inclusive of diesel consumed internally at Fort Hills. Syncrude utilization rates are calculated using intermediate sour production.

Oil Sands operations production increased to 414,200 bbls/d in the second quarter of 2019, from 358,900 bbls/d in the prior year quarter, although the current quarter was partially constrained by mandatory production curtailments in the province of Alberta. The company's second quarter of 2019 planned upgrader maintenance program was less intensive than the prior year quarter, partially offset by the completion of planned maintenance at Firebag. Production curtailments primarily affected the company's In Situ bitumen production as the company favoured the production to higher value SCO barrels in the second quarter of 2019. The decrease in planned upgrader maintenance combined with improved upgrader reliability resulted in SCO production of 295,500 bbls/d in the second quarter of 2019, compared to 237,900 bbls/d in the second quarter of 2018, which represents utilization rates of 86% and 69%, respectively.

Suncor's Base Plant underwent planned maintenance in the second quarter, during which the company was able to optimize overall Oil Sands production by transferring curtailment credits to Syncrude and Fort Hills, while also selling a lesser volume to third-parties. After completing planned maintenance, the company was in a position to take advantage of available third-party curtailment credits and was a net purchaser during the quarter. The impact of net third-party curtailment credit purchases on bitumen production was an estimated increase of 24,000 bbls/d in the second quarter of 2019.

Fort Hills production increased to 89,300 bbls/d of bitumen, net to Suncor, in the second quarter of 2019, compared to 70,900 bbls/d in the prior year quarter. The increase was due to the successful ramp up of operations during 2018 and the purchase of third-party curtailment credits of 6,500 bbls/d during the quarter helped to partially offset the mandatory production curtailment limit set for Fort Hills.

2019 SECOND QUARTER Suncor Energy Inc. 15

Sales Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2019	2018	2019	2018

Oil Sands operations sales volumes

Sweet SCO	118.3	59.6	116.0	71.9

Diesel	25.2	32.4	27.1	26.4

Sour SCO	165.0	159.0	173.7	168.5

Upgraded product	308.5	251.0	316.8	266.8

In Situ non-upgraded bitumen	115.1	113.7	84.3	115.9

Oil Sands operations	423.6	364.7	401.1	382.7

Fort Hills bitumen	82.0	64.0	80.3	36.2

Syncrude	188.7	117.8	185.5	130.0

Total	694.3	546.5	666.9	548.9

Sales volumes for Oil Sands operations were 423,600 bbls/d in the second quarter of 2019, compared to 364,700 bbls/d in the prior year quarter and were influenced by the same factors as production above, in addition to a small draw of crude inventory.

Bitumen sales at Fort Hills averaged 82,000 bbls/d, net to Suncor, in the second quarter of 2019, compared to 64,000 bbls/d in the second quarter of 2018, with both periods reflecting a build of inventory as increasing production made its way to customers.

Suncor's share of Syncrude production was 188,700 bbls/d in the second quarter of 2019, compared to 117,800 bbls/d in the prior year quarter. The increase in production was primarily due to improved reliability at Syncrude due to the prior year quarter being impacted by extended planned maintenance and a power disruption. Production increases were partially offset by the impact of mandatory production curtailments, which Suncor and the other Syncrude partners helped to mitigate by allocating a portion of their curtailment allotment to Syncrude, on an opportunistic basis. In addition, Syncrude purchased other third-party curtailment allotments. The total curtailment credits received resulted in an estimated increase in SCO production of 21,000 bbls/d. Upgrader utilization at Syncrude improved to 93% in the second quarter of 2019, compared to 58% in the prior year quarter.

16 2019 SECOND QUARTER Suncor Energy Inc.

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Oil Sands Base

Bitumen production (mbbls/d)	300.5	195.4	284.2	218.4

Bitumen ore mined (thousands of tonnes per day)	433.2	286.5	416.5	324.3

Bitumen ore grade quality (bbls/tonne)	0.69	0.68	0.68	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	168.4	201.9	178.8	203.8

Steam-to-oil ratio – Firebag	2.7	2.7	2.7	2.7

Bitumen production – MacKay River (mbbls/d)	36.3	34.4	35.8	34.7

Steam-to-oil ratio – MacKay River	2.9	2.9	3.0	2.9

Total In Situ bitumen production (mbbls/d)	204.7	236.3	214.6	238.5

Total Oil Sands operations bitumen production (mbbls/d)	505.2	431.7	498.8	456.9

Fort Hills

Bitumen production (mbbls/d)	89.3	70.9	83.9	50.5

Bitumen ore mined (thousands of tonnes per day)	144.5	111.0	138.0	80.5

Bitumen ore grade quality (bbls/tonne)	0.62	0.64	0.61	0.63

Syncrude

Bitumen production (mbbls/d)	228.5	142.7	219.6	157.9

Bitumen ore mined (thousands of tonnes per day)	370.9	233.7	356.4	255.8

Bitumen ore grade quality (bbls/tonne)	0.62	0.61	0.62	0.62

Total Oil Sands bitumen production	823.0	645.3	802.3	665.3

Bitumen production at Oil Sands operations increased in the second quarter of 2019 to 505,200 bbls/d, compared with 431,700 bbls/d in the prior year quarter. The increase was primarily due to a reduction in planned upgrader maintenance at Oil Sands Base in the current quarter and the associated increase in mined bitumen volumes, partially offset by lower In Situ bitumen production due to the completion of planned maintenance at Firebag and mandatory production curtailments.

Bitumen production at Syncrude in the second quarter of 2019 increased to 228,500 bbls/d, net to Suncor, from 142,700 bbls/d in the prior year quarter. The increase was primarily due to improved upgrader reliability, partially offset by the impact of mandatory production curtailments.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2019	2018	2019	2018

Oil Sands operations

SCO and diesel	74.97	80.00	69.83	74.99

Bitumen	48.26	42.84	46.18	35.10

Crude sales basket (all products)	67.72	68.41	64.86	62.91

Crude sales basket, relative to WTI	(12.08)	(19.77)	(11.67)	(20.94)

Fort Hills bitumen	57.10	51.86	53.62	49.70

Syncrude – sweet SCO	79.32	86.16	73.74	81.09

Syncrude, relative to WTI	(0.48)	(2.02)	(2.79)	(2.76)

2019 SECOND QUARTER Suncor Energy Inc. 17

Average price realizations at Oil Sands operations decreased to $67.72/bbl in the second quarter of 2019 from $68.41/bbl in the prior year quarter, due to a decrease in the WTI benchmark, partially offset by narrower heavy crude oil differentials, resulting from mandatory production curtailments in the province of Alberta and continued strong demand for heavy oil at the U.S. Gulf Coast, the impact of a weaker Canadian dollar and narrower SCO differentials.

Average price realizations for Fort Hills bitumen were $57.10/bbl in the second quarter of 2019, compared to $51.86/bbl in the prior year quarter, and were higher than In Situ bitumen realizations due to a higher proportion of sales being made in the U.S. mid-continent and the U.S. Gulf Coast, where Suncor is able to utilize its logistics network to access favourable pricing in the U.S. market, combined with the higher quality associated with paraffinic froth-treated bitumen produced at Fort Hills. Both Fort Hills and In Situ bitumen benefited from improved heavy crude oil differentials in the second quarter of 2019.

Average price realizations at Syncrude decreased to $79.32/bbl in the second quarter of 2019 from $86.16/bbl in the prior year quarter due to the decrease in the WTI benchmark price, partially offset by the impact of a weaker Canadian dollar and narrower SCO differentials.

Royalties

Royalties for the Oil Sands segment were higher in the second quarter of 2019 compared to the prior year quarter, primarily due to improved bitumen pricing and higher overall production.

Expenses and Other Factors

Oil Sands operating and transportation expenses for the second quarter of 2019 increased when compared to the prior year quarter, as described in detail below. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.

At Oil Sands operations, operating, selling and general expenses were higher when compared to the prior year quarter, due to an increase in commodity consumption costs, higher ore preparation costs and additional expenses associated with emerging technologies intended to optimize future mining and extraction operations, partially offset by lower share-based compensation expense and a decrease in natural gas prices.

At Fort Hills, operating costs in the second quarter of 2019 increased when compared to the prior year quarter primarily due to crude inventory valuation changes, partially offset by a decrease in project start-up expenses.

Suncor's share of Syncrude operating costs were comparable to the prior year quarter.

Oil Sands transportation costs increased primarily as a result of the additional sales volumes from all Oil Sands assets, as compared to the prior year quarter.

DD&A and impairment expenses and exploration expense for the second quarter of 2019 were higher compared to the prior year quarter due to the addition of DD&A related to the staged commissioning of Fort Hills in 2018, additional depreciation associated with the transition to IFRS 16 and an increase in capitalized turnaround costs following the completion of significant maintenance at the end of the second quarter of 2018.

18 2019 SECOND QUARTER Suncor Energy Inc.

Cash Operating Costs

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2019	2018	2019	2018

Oil Sands Operating, selling and general expense (OS&G)	2 060	1 849	4 033	3 724

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	1 219	1 057	2 340	2 127

Non-production costs(2)	(38)	(47)	(95)	(81)

Excess power capacity and other(3)	(42)	(41)	(117)	(107)

Inventory changes	(88)	(29)	(3)	(17)

Oil Sands operations cash operating costs(1)	1 051	940	2 125	1 922

Oil Sands operations cash operating costs ($/bbl)(1)	27.80	28.65	28.85	27.70

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	216	184	449	328

Non-production costs(2)	(25)	(55)	(72)	(71)

Inventory changes	(8)	56	15	72

Fort Hills cash operating costs(1)	183	185	392	329

Fort Hills cash operating costs ($/bbl)(1)	22.50	28.55	25.80	35.90

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	625	608	1 244	1 269

Non-production costs(2)	(26)	(5)	(38)	(15)

Syncrude cash operating costs(1)	599	603	1 206	1 254

Syncrude cash operating costs ($/bbl)(1)	34.90	56.25	35.95	53.25

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. Non-production costs at Fort Hills also include, but are not limited to, project start-up costs, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs(1) per barrel were $27.80 in the second quarter of 2019, compared to $28.65 in the prior year quarter, with the increase in production more than offsetting additional operating, selling and general expenses detailed above. Oil Sands operations cash operating costs per barrel were further impacted by mandatory production curtailment, including the change in product mix and the yield loss associated with the increase in higher value SCO production. Total Oil Sands operations cash operating costs were $1.051 billion, compared to $940 million in the prior year quarter.

In the second quarter of 2019, non-production costs, which are excluded from Oil Sands operations cash operating costs, were lower than the prior year quarter, primarily due to a decrease in share-based compensation expense.

Excess power capacity and other costs at Oil Sands operations for the second quarter of 2019 were comparable to the prior year quarter.

Inventory changes at Oil Sands operations in the second quarter of 2019 reflect a draw of crude inventory volumes as well as a decline in crude production costs towards the end of the quarter, as higher cost inventory was expensed and replaced with lower cost inventory. The prior year quarter reflected a draw of inventory.

Fort Hills cash operating costs(1) per barrel averaged $22.50 in the second quarter of 2019, compared to $28.55 in the prior year quarter, reflecting the impact of higher production volumes in the current period coupled with comparable cash operating costs. Non-production costs were lower due primarily to the prior year quarter including project start-up expenses

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2019 SECOND QUARTER Suncor Energy Inc. 19

related to the ramp up of operations in 2018. In the second quarter of 2019, the impact of declining inventory costs more than offset a build of crude inventory, whereas the second quarter of 2018 reflects a build of higher value inventory while operations ramped up.

Syncrude cash operating costs(1) per barrel were $34.90 in the second quarter of 2019, compared to $56.25 in the prior year quarter, with the decrease attributable to the increase in production noted above. Suncor's share of Syncrude cash operating costs were $599 million in the second quarter of 2019, comparable to $603 million in the second quarter of 2018.

Results for the First Six Months of 2019

Oil Sands net earnings were $1.750 billion for the first six months of 2019, compared to $500 million in the prior year period. In addition to the factors explained in operating earnings below, net earnings for first six months of 2019 included a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Oil Sands operating earnings for the first six months of 2019 were $840 million, compared to $500 million for the same period in 2018. Operating earnings improved as a result of increased production volumes, higher crude price realizations, and lower natural gas costs, partially offset by an increase in operating, selling and general expenses, primarily attributed to the ramp up of Fort Hills operations, the additional 5% Syncrude ownership interest acquired partway through 2018 and increased costs at Oil Sands operations, as detailed below. Production improved as a result of a decrease in planned overall upgrader maintenance, improved reliability at Syncrude and Oil Sands operations and the production ramp up at Fort Hills throughout 2018, partially offset by the impact of mandatory production curtailments in 2019 and completion of a turnaround at Firebag in the second quarter of 2019.

Funds from operations(1) for the first six months of 2019 were $3.050 billion for the Oil Sands segment, compared to $2.473 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.

Oil Sands operations cash operating costs(1) per barrel averaged $28.85 for the first six months of 2019, an increase from an average of $27.70 for the first six months of 2018 due to an increase in operating, selling and general expense related to additional ore preparation costs, higher commodity consumption costs and additional expenses associated with emerging technologies intended to optimize future mining and extraction operations, partially offset by an increase in production and lower natural gas prices.

Fort Hills cash operating costs(1) per barrel averaged $25.80 for the first six months of 2019, compared to $35.90 for the same period of 2018, with the current period reflecting fully ramped up operations, although production was limited by mandatory production curtailments, and the increase in costs associated with a full six months of production. The prior year period was influenced by the ramp up of production in 2018, which led to lower operating expenses.

Syncrude cash operating costs(1) per barrel averaged $35.95 for the first six months of 2019, a decrease compared to $53.25 in the first six months of 2018, due to a significant increase in production, with the prior year period impacted by a power disruption and extended planned maintenance, as well as a decrease in cash operating costs, which was primarily attributed to lower maintenance costs. Syncrude cash operating costs per barrel were also unfavourably impacted by mandatory production curtailment, partially offset by the transfer and purchase of third-party curtailment credits.

Planned Maintenance Update

The company completed maintenance events at Firebag and Upgrader 1 during the second quarter of 2019 and plans to commence scheduled maintenance at Upgrader 2 and at Syncrude late in the third quarter of 2019. The impact of this maintenance has been reflected in the company's 2019 guidance.

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
20 2019 SECOND QUARTER Suncor Energy Inc.

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Gross revenues(1)	904	1 010	1 780	1 948

Less: Royalties(1)	(75)	(65)	(187)	(147)

Operating revenues, net of royalties	829	945	1 593	1 801

Net earnings(2)	456	312	948	700

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(3)	(70)	—	(70)	—

Gain on asset disposal(4)	(139)	—	(139)	(133)

Operating earnings(5)	247	312	739	567

Funds from operations(5)	507	539	1 209	1 005

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the Exploration and Production (E&P) section of this MD&A on an entitlement basis and exclude an equal and offsetting gross up of revenues and royalties of $90 million in the second quarter of 2019 and $122 million in the second quarter of 2018, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(2)
The three and six months ended June 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trade relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(3)
In the second quarter of 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(4)
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company's mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
2019 SECOND QUARTER Suncor Energy Inc. 21

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for the E&P segment in the second quarter of 2019 decreased to $247 million, from $312 million in the prior year quarter, primarily as a result of a decrease in the Brent crude benchmark price and charges for non-commercial drilling results off the east coast of Canada and the U.K. North Sea.

Production Volumes

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

E&P Canada

Terra Nova (mbbls/d)	11.3	13.6	12.2	14.5

Hibernia (mbbls/d)	23.8	25.5	24.7	25.8

White Rose (mbbls/d)	3.2	6.0	2.1	7.4

Hebron (mbbls/d)	23.6	13.5	21.0	10.9

North America Onshore (mboe/d)	—	—	—	1.0

	61.9	58.6	60.0	59.6

E&P International

Buzzard (mboe/d)	35.0	39.4	35.8	39.9

Golden Eagle (mboe/d)	8.2	12.6	9.2	13.4

United Kingdom (mboe/d)	43.2	52.0	45.0	53.3

Norway – Oda (mboe/d)	4.0	—	2.1	—

Libya (mbbls/d)	2.6	3.5	2.2	3.0

	49.8	55.5	49.3	56.3

Total Production (mboe/d)	111.7	114.1	109.3	115.9

Total Sales Volumes (mboe/d)	106.1	110.2	108.9	116.0

22 2019 SECOND QUARTER Suncor Energy Inc.

Production volumes for E&P Canada were 61,900 boe/d in the second quarter of 2019, compared to 58,600 boe/d in the prior year quarter. The increase in production was primarily due to increased production from Hebron, partially offset by the continued impact of White Rose's staged return to full operations, completion of planned maintenance at Terra Nova and natural declines.

E&P International production decreased to 49,800 boe/d, from 55,500 boe/d in the prior year quarter, primarily due to natural declines in the U.K. and a third-party outage impacting Golden Eagle, partially offset by increased production from the Oda project offshore Norway, which began production near the end of the first quarter of 2019 and averaged 4,000 boe/d in the second quarter of 2019.

E&P sales volumes were 106,100 boe/d in the second quarter of 2019, and were comparable to 110,200 boe/d in the prior year quarter.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2019	2018	2019	2018

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	90.48	95.06	87.48	88.53

E&P Canada – Natural gas ($/mcfe)	—	—	—	1.94

E&P International ($/boe)	87.56	91.81	85.30	86.36

Price realizations at both E&P Canada and E&P International in the second quarter of 2019 were lower than the prior year quarter due to the decrease in Brent crude benchmark pricing during the second quarter of 2019, partially offset by the impact of a weaker Canadian dollar on U.S. dollar denominated sales.

Royalties

E&P royalties in the second quarter of 2019 were higher due to an increase in East Coast Canada sales volumes, partially offset by lower price realizations.

Expenses and Other Factors

Operating and transportation expenses for the second quarter of 2019 were comparable to the prior year quarter.

DD&A and impairment expense in the second quarter of 2019 was lower when compared to the second quarter of 2018, primarily due to lower overall production, partially offset by an increase in DD&A at Hebron associated with higher production.

Exploration expense in the second quarter of 2019 was higher as compared to the prior year quarter as a result of exploration charges for non-commercial drilling results off the east coast of Canada and the U.K. North Sea.

Results for the First Six Months of 2019

Net earnings for E&P were $948 million for the first six months of 2019, compared to $700 million in the prior year period. In addition to the factors explained in operating earnings below, net earnings for first six months of 2019 included an after-tax gain of $139 million on the sale of the company's interest in Canbriam and a one-time deferred income tax recovery of $70 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022. The equity interest in Canbriam was acquired during the first quarter of 2018 in exchange for the company's mineral landholdings in northeast British Columbia, at which time a gain of $133 million after-tax was recorded on the transaction.

2019 SECOND QUARTER Suncor Energy Inc. 23

Operating earnings for E&P for the first six months of 2019 were $739 million, compared to $567 million in the first six months of 2018. The increase was primarily due to the receipt of $264 million, after-tax, for insurance proceeds related to the company's Libyan assets and lower DD&A, partially offset by a decrease in sales volumes, higher exploration expense and lower crude price realizations. The insurance proceeds received may be subject to provisional repayment that may be dependent on future performance and cash flows from Suncor's Libyan assets.

Funds from operations were $1.209 billion for the first six months of 2019, compared to $1.005 billion for the first six months of 2018, due to the same reasons noted in operating earnings above, adjusted for the impact of non-cash DD&A expense.

Planned Maintenance Update for Operated Assets

A planned ten-day maintenance event was completed at Terra Nova during the second quarter of 2019. There are no major maintenance events scheduled at Terra Nova in the third quarter of 2019.

24 2019 SECOND QUARTER Suncor Energy Inc.

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Operating revenues	5 626	5 921	10 830	11 359

Net earnings(1)	765	671	1 774	1 460

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	(88)	—	(88)	—

Operating earnings(3)	677	671	1 686	1 460

Funds from operations(3)	932	892	2 185	1 803

(1)
The three and six months ended June 30, 2018 have been restated to reflect the change to the company's segmented presentation of its Energy Trading business, with no impact to overall consolidated results. The Energy Trading business is now included within each of the respective operating business segments to which the respective trade relates. Suncor's Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment.

(2)
In the second quarter of 2019 the company recorded a $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

R&M operating earnings in the second quarter of 2019 were $677 million, compared to $671 million in the prior year quarter. Increased crude throughput, improved refining margins and favourable risk management activities more than offset a smaller FIFO gain, lower retail and marketing margins, and an increase in operating and transportation costs and higher DD&A.

2019 SECOND QUARTER Suncor Energy Inc. 25

Volumes

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Crude oil processed (mbbls/d)

Eastern North America	170.0	182.0	193.0	199.8

Western North America	229.1	162.1	228.9	198.7

Total	399.1	344.1	421.9	398.5

Refinery utilization(1) (%)

Eastern North America	77	82	87	90

Western North America	95	68	95	83

Total	86	74	91	86

Refined product sales (mbbls/d)

Gasoline	235.3	242.0	241.0	237.9

Distillate	206.1	181.7	213.9	192.9

Other	66.7	76.3	70.5	75.7

Total	508.1	500.0	525.4	506.5

Refining margin(2) ($/bbl)	33.45	30.25	34.95	30.40

Refining operating expense(2) ($/bbl)	5.90	6.25	5.75	5.45

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. Refining margins include the impact of the FIFO method of inventory valuation.

Refinery crude throughput was 399,100 bbls/d in the second quarter of 2019, compared to 344,100 bbls/d in the prior year quarter. Both periods were impacted by major planned maintenance, however, the maintenance completed in the current period was less significant when compared to the second quarter of 2018, which included the first full turnaround of the Edmonton refinery, as well as additional turnaround activities at the company's other three refineries. Completed second quarter 2019 maintenance included turnaround activities at the Sarnia and Montreal refineries, and planned maintenance at the Edmonton and Commerce City refineries, resulting in refinery utilization of 86%, compared to 74% in the prior year quarter.

Refined product sales increased in the second quarter of 2019 to 508,100 bbls/d, compared to 500,000 bbls/d in the prior year quarter, with the increase due to higher refinery crude throughput in the second quarter of 2019 and the associated increase in refined product availability. The prior period quarter included a significant draw of product inventory that was built up in advance of the planned turnaround of the entire Edmonton refinery in the second quarter of 2018.

Prices and Margin

Realized refined product gross margins were higher in the second quarter of 2019, compared to the prior year quarter, and were influenced by the following:

•
Overall improved refining crack spreads and the impact of a weaker Canadian dollar, partially offset by narrower crude oil differentials and unfavourable product location differentials.

•
In the second quarter of 2019, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO(1) accounting method, resulted in a positive impact on the company's results of $38 million, after-tax, compared to a favourable adjustment of $151 million after-tax in the prior year quarter, for an overall unfavourable quarter-over-quarter impact of $113 million.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
26 2019 SECOND QUARTER Suncor Energy Inc.

Marketing gross margins in the second quarter of 2019 were lower than in the prior year quarter, primarily due to the impact of continued competitive pricing, partially offset by an increase in Canadian retail and wholesale sales volumes, setting a new second quarter and year to date record for those channels.

Expenses and Other Factors

Operating expenses in the second quarter of 2019 increased compared to the prior year quarter, primarily due to higher refinery maintenance expenses, an increase in variable selling costs associated with the increase in sales and higher commodity input costs, which were tied to the increase in refinery throughput.

DD&A increased in the second quarter of 2019 due to the accounting treatment of capital leases under IFRS 16 in addition to the depreciation associated with the major turnarounds completed in the prior year quarter.

Results for the First Six Months of 2019

Net earnings for R&M were $1.774 billion for the first six months of 2019, compared to $1.460 billion in the prior year period. In addition to the factors explained in operating earnings below, net earnings for first six months of 2019 included a one-time deferred income tax recovery of $88 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022.

Operating earnings for R&M in the first six months of 2019 were $1.686 billion, compared to $1.460 billion in the first six months of 2018, with the increase attributable to a larger FIFO gain in the current period, an increase in refinery crude throughput, resulting from a decrease in planned maintenance, and higher benchmark cracks spreads, partially offset by narrower crude differentials and unfavourable product location differentials, higher operating, selling and general expense and an increase in DD&A. For the first six months of 2019, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of $505 million after-tax, compared to $204 million after-tax in the first six months of 2018.

Funds from operations were $2.185 billion in the first six months of 2019, compared to $1.803 billion in the first six months of 2018, and increased primarily due to the same factors that influenced operating earnings described above, adjusted for the impact of non-cash DD&A expense.

Planned Maintenance

The company has completed major planned maintenance at the Montreal, Sarnia, Edmonton and Commerce City refineries and does not have any significant maintenance scheduled for the third quarter of 2019.

2019 SECOND QUARTER Suncor Energy Inc. 27

CORPORATE AND ELIMINATIONS(1)

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Net loss(1)	(53)	(414)	(273)	(899)

Adjusted for:

Impact of income tax rate adjustment on deferred taxes(2)	(48)	—	(48)	—

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(221)	218	(482)	547

Operating loss(3)	(322)	(196)	(803)	(352)

Corporate	(261)	(231)	(563)	(420)

Eliminations	(61)	35	(240)	68

Funds used in operations(3)	(300)	(60)	(854)	(255)

(1)
Beginning in the first quarter of 2019, results from the company's Energy Trading business will be included within each of the respective operating business segments to which the respective trade relates. The Energy Trading business was previously reported within the Corporate, Energy Trading and Eliminations segment. Prior periods have been restated to reflect this change. The results from the company's Renewable Energy business are included within Corporate results.

(2)
In the second quarter of 2019, the company recorded a $48 million deferred income tax recovery in the Corporate and Eliminations segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8% over the next four years.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Corporate

The Corporate operating loss was $261 million for the second quarter of 2019, compared to an operating loss of $231 million for the prior year quarter, with the increased loss attributable to the prior period including the receipt of interest income related to a prior period tax settlement, lower income tax recoveries and an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year quarter, partially offset by a decrease in share-based compensation expense. Suncor capitalized $28 million of its borrowing costs in the second quarter of 2019 as part of the cost of major development assets and construction projects in progress, compared to $25 million in the prior year quarter.

Eliminations

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to Suncor's refineries. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2019, the company deferred $61 million of after-tax intersegment profit, compared to a realization of $35 million of after-tax intersegment profit in the prior year quarter, due to an increase in intersegment inventory volumes.

Corporate and Eliminations funds used in operations in the second quarter of 2019 were unfavourable when compared to the prior year quarter due to the elimination of profit held in intercompany inventory, as compared to a realization of profit in the prior year quarter, the prior period including the receipt of interest income related to a prior period tax settlement, an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year quarter, and lower current tax recoveries.

Results for the First Six Months of 2019

The net loss for Corporate and Eliminations was $273 million for the first six months of 2019, compared to $899 million in the prior year period. In addition to the factors explained in operating earnings below, net earnings for first six months of 2019 included a $482 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt and a one-time deferred income tax recovery of $48 million associated with a staged reduction to the Alberta corporate income tax rate of 1% each year from 2019 to 2022. Net earnings in the prior year period included an unrealized after-tax foreign exchange loss of $547 million on the revaluation of U.S. dollar denominated debt.

28 2019 SECOND QUARTER Suncor Energy Inc.

The operating loss for Corporate and Eliminations for the first six months of 2019 was $803 million, compared to $352 million in the first six months of 2018. The increased loss was attributed to a significant elimination of profit held in intercompany inventory, as compared to a realization of profit in the prior year period, an operational foreign exchange loss, as compared to an operational foreign exchange gain in the prior year period, the prior period including the receipt of interest income related to a prior period tax settlement, lower capitalized interest and an increase in interest costs associated with IFRS 16, partially offset by lower share-based compensation accruals. The company capitalized $56 million of its borrowing costs in the first six months of 2019, compared with $102 million in the first six months of 2018, with the decrease resulting from the staged commissioning of Fort Hills in 2018. The elimination of intercompany profit in inventory was due to an increase in crude margins as well as an increase in intercompany inventory volumes.

Corporate and Eliminations funds used in operations for the first six months of 2019 were $854 million, compared to $255 million in the prior year period. In addition to the cash factors noted above in operating earnings, funds from operations in the first six months of 2019 were favourably impacted by a decrease in share-based compensation payments.

2019 SECOND QUARTER Suncor Energy Inc. 29

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Oil Sands	856	1 122	1 440	2 114

Exploration and Production	268	250	496	415

Refining and Marketing	220	370	302	487

Corporate and Eliminations	20	20	29	37

Total capital and exploration expenditures	1 364	1 762	2 267	3 053

Less: capitalized interest on debt	(28)	(25)	(56)	(102)

	1 336	1 737	2 211	2 951

Capital and Exploration Expenditures by Type, excluding capitalized interest(1)

	Three months ended June 30, 2019			Six months ended June 30, 2019
($ millions)	Asset Sustainment and Maintenance(2)	Economic Investment(3)	Total	Asset Sustainment and Maintenance(2)	Economic Investment(3)	Total

Oil Sands

Oil Sands Base	416	24	440	619	39	658

In Situ	46	153	199	67	336	403

Fort Hills	87	29	116	170	46	216

Syncrude	83	1	84	131	1	132

Exploration and Production	2	256	258	3	470	473

Refining and Marketing	173	45	218	232	67	299

Corporate and Eliminations	9	12	21	13	17	30

	816	520	1 336	1 235	976	2 211

(1)
Capital expenditures in this table exclude capitalized interest on debt and the classification of the company's capital expenditures has been updated to "asset sustainment and maintenance" and "economic investment" to better reflect the types of capital investments being made by the company. Comparative periods have been updated to reflect this change.

(2)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by: ensuring compliance or maintaining relations with regulators and other stakeholders; maintaining current processing capacity; and delivering existing developed reserves.

(3)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

The company spent $1.336 billion on capital expenditures in the second quarter of 2019, excluding capitalized interest, a decrease from $1.737 billion in the prior year quarter, primarily due to the decrease in capital associated with the completion of a more significant planned maintenance program in the prior year quarter at both Oil Sands and R&M, as well as the decrease in capital associated with the staged completion and commissioning of the Fort Hills extraction plants in the first half of 2018.

Activity in the second quarter of 2019 is summarized by business unit below.

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $440 million in the second quarter of 2019, the majority of which was focused on asset sustainment and maintenance activities related to the company's planned major maintenance program, which included the completion of the spring turnaround at Upgrader 1, the continued development of tailings infrastructure, and other reliability and sustainment projects across the operations.

30 2019 SECOND QUARTER Suncor Energy Inc.

In Situ

In Situ capital and exploration expenditures were $199 million in the second quarter of 2019, and were primarily directed towards economic investment activities, including well pad construction and drilling activities that are expected to maintain existing production levels at Firebag and MacKay River.

Fort Hills

Capital expenditures at Fort Hills were $116 million in the second quarter of 2019, with the majority related to tailings infrastructure projects to sustain operations.

Syncrude

Syncrude capital and exploration expenditures were $84 million in the second quarter of 2019, the majority of which was for asset sustainment and maintenance capital expenditures focused on improving asset reliability.

Exploration and Production

Capital and exploration expenditures at E&P were $258 million in the second quarter of 2019 and were primarily focused on economic investment projects, including development drilling at Hebron, Hibernia, White Rose, Buzzard and Terra Nova, and continued development work on Fenja and the West White Rose Project.

During the second quarter of 2019, the company sanctioned the Terra Nova asset life extension project, which is expected to extend the life of Terra Nova by approximately a decade and is planned for execution in 2020.

Refining and Marketing

R&M capital expenditures were $218 million and were primarily related to the ongoing sustainment of operations, enhancements to retail operations and planned major refinery maintenance.

Corporate and Eliminations

Corporate capital expenditures were $21 million, primarily directed towards the company's information technology initiatives.

2019 SECOND QUARTER Suncor Energy Inc. 31

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended
	Previous leasing standard June 30 2019	IFRS 16 impact	IFRS 16 June 30 2019	June 30 2018

Return on Capital Employed(1) (%)

Excluding major projects in progress(2)	10.7	(0.1)	10.6	9.5

Including major projects in progress	10.5	(0.1)	10.4	8.3

Net debt to funds from operations(3) (times)	1.3	0.2	1.5	1.5

Interest coverage on long-term debt (times)

Earnings basis(4)	8.0	(0.3)	7.7	7.4

Funds from operations basis(3)(5)	14.6	(0.5)	14.1	13.7

Total debt to total debt plus shareholders' equity (%)	26.5	2.0	28.5	28.3

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
ROCE excluding major projects in progress would have been 8.7% in the second quarter of 2019 if the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change was excluded.

(3)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(4)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(5)
Equal to funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2019 capital spending program of $4.9 to $5.4 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

For the six months ended June 30, 2019, cash and cash equivalents decreased to $2.061 billion, from $2.221 billion at December 31, 2018, with uses of cash in respect of the company's capital and exploration expenditures, dividend requirements, the purchase of $1.066 billion of Suncor's own shares under its NCIB and a net debt reduction of $540 million of debt, inclusive of lease payments, marginally exceeding cash flow provided by operating activities.

For the three months ended June 30, 2019, cash and cash equivalents increased to $2.061 billion, from $1.875 billion at March 31, 2019, due to cash flow provided by operating activities exceeding the company's capital and exploration expenditures, dividend requirements, the purchase of $552 million of Suncor's own shares under its NCIB and a net debt reduction of $796 million, inclusive of lease payments.

32 2019 SECOND QUARTER Suncor Energy Inc.

As at June 30, 2019, the weighted average term to maturity of the company's short-term investment portfolio was approximately fourteen days.

Available credit facilities for liquidity purposes at June 30, 2019 increased to $4.688 billion, compared to $3.608 billion at December 31, 2018, primarily as a result of a significant reduction in short-term indebtedness noted above, partially offset by the improvement in the Canadian dollar on U.S. dollar short-term debt.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At June 30, 2019, total debt to total debt plus shareholders' equity was 28.5% (December 31, 2018 – 28.3%) and now reflects the impact of additional capital lease liabilities of $1.792 billion recorded on January 1, 2019 as part of the adoption of IFRS 16. The company continues to be in compliance with all operating covenants.

($ millions, except as noted)	June 30 2019	December 31 2018(1)

Short-term debt	2 198	3 231

Current portion of long-term debt	—	191

Current portion of long-term lease liabilities	307	38

Long-term debt	12 984	12 668

Long-term lease liabilities	2 693	1 222

Total debt	18 182	17 350

Less: Cash and cash equivalents	2 061	2 221

Net debt	16 121	15 129

Shareholders' equity	45 509	44 005

Total debt plus shareholders' equity	63 691	61 355

Total debt to total debt plus shareholders' equity (%)	28.5	28.3

(1)
Excludes the impact of IFRS 16, which was prospectively adopted on January 1, 2019 in accordance with the standard.

In May 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029, with a coupon of 3.10%.

2019 SECOND QUARTER Suncor Energy Inc. 33

Change in Debt

($ millions)	Three months ended June 30, 2019	Six months ended June 30, 2019

Total debt – beginning of period	19 173	17 350

Increase in long-term debt	557	557

Decrease in short-term debt	(1 281)	(955)

January 1, 2019 increase in lease liabilities associated with IFRS 16	—	1 792

Increase in lease liability	41	92

Lease payments	(72)	(142)

Foreign exchange on debt, and other	(236)	(512)

Total debt – June 30, 2019	18 182	18 182

Less: Cash and cash equivalents – June 30, 2019	2 061	2 061

Net debt – June 30, 2019	16 121	16 121

The company's total debt decreased in the second quarter of 2019 due to a significant reduction of short-term indebtedness, favourable foreign exchange rates on U.S. dollar denominated debt compared to March 31, 2019, the repayment of US$140 million of maturing higher interest long-term debt and lease principal payments made during the second quarter of 2019, partially offset by a $750 million increase in long-term indebtedness and leases entered into during the period.

The company's total debt has increased in 2019 due primarily to the impact of the adoption of IFRS 16, which added $1.792 billion in lease liability to the company's balance sheet, a net increase in long-term debt and leases entered into during the first six months of 2019, partially offset by the repayment of $955 million of short-term debt, favourable foreign exchange rates on U.S. dollar denominated debt, as compared to December 31, 2018, and lease principal payments made during the first half of 2019.

Common Shares

Outstanding Shares

(thousands)	June 30, 2019

Common shares	1 560 729

Common share options – exercisable	21 236

Common share options – non-exercisable	14 156

As at July 22, 2019, the total number of common shares outstanding was 1,557,613,662 and the total number of exercisable and non-exercisable common share options outstanding was 35,381,135. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In May 2018, Suncor renewed its NCIB to continue to repurchase its common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms between May 4, 2018 and May 3, 2019. The TSX subsequently accepted a notice filed by Suncor of its intention to amend the NCIB effective as of November 19, 2018 pursuant to which Suncor was permitted to increase the maximum number of common shares that it was entitled to purchase for cancellation between May 4, 2018 and May 3, 2019 to 81,695,830 common shares.

During the second quarter of 2019, the TSX accepted a notice filed by Suncor of its intention to renew its NCIB to continue to repurchase shares under its share buyback program through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that, between May 6, 2019 and May 5, 2020, Suncor may purchase for cancellation up to 50,252,231 common shares, or approximately 3% of Suncor's issued and outstanding common shares as at April 30, 2019. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

34 2019 SECOND QUARTER Suncor Energy Inc.

During the second quarter of 2019, Suncor repurchased and cancelled 13,001,087 common shares at an average price of $42.46 per share, for a total of $552 million, compared to the prior year quarter when the company repurchased and cancelled 11,860,356 common shares at an average price of $51.33 per share, for a total of $609 million.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2019	2018	2019	2018

Share repurchase activities (thousands of common shares)	13 001	11 860	24 952	20 859

Weighted average repurchase price per share (dollars per share)	42.46	51.33	42.71	47.86

Share repurchase cost	552	609	1 066	998

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2018 annual MD&A with no significant updates to note during the first six months of 2019. Suncor does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

2019 SECOND QUARTER Suncor Energy Inc. 35

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, including widening of crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the Government of Alberta's mandatory production curtailments implemented in the first six months of 2019.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018	Mar 31 2018	Dec 31 2017	Sept 30 2017

Total production (mboe/d)

Oil Sands	692.2	657.2	740.8	651.7	547.6	571.7	621.2	628.4

Exploration and Production	111.7	107.1	90.2	92.1	114.1	117.7	115.2	111.5

	803.9	764.3	831.0	743.8	661.7	689.4	736.4	739.9

Revenues and other income

Operating revenues, net of royalties	10 071	8 983	8 561	10 847	10 327	8 807	9 000	7 963

Other income (loss)	27	414	384	16	101	(57)	41	43

	10 098	9 397	8 945	10 863	10 428	8 750	9 041	8 006

Net earnings (loss)	2 729	1 470	(280)	1 812	972	789	1 382	1 289

per common share – basic (dollars)	1.74	0.93	(0.18)	1.12	0.60	0.48	0.84	0.78

per common share – diluted (dollars)	1.74	0.93	(0.18)	1.11	0.59	0.48	0.84	0.78

Operating Earnings(1)	1 253	1 209	580	1 557	1 190	985	1 310	867

per common share – basic(1) (dollars)	0.80	0.77	0.36	0.96	0.73	0.60	0.79	0.52

Funds from operations(1)	3 005	2 585	2 007	3 139	2 862	2 164	3 016	2 472

per common share – basic(1) (dollars)	1.92	1.64	1.26	1.94	1.75	1.32	1.83	1.49

Cash flow provided by operating activities	3 433	1 548	3 040	4 370	2 446	724	2 755	2 912

per common share – basic (dollars)	2.19	0.98	1.90	2.70	1.50	0.44	1.67	1.75

ROCE(1) (%) for the twelve months ended	10.4	8.2	8.0	9.7	8.3	6.5	6.7	5.5

ROCE(1), excluding major projects in progress (%) for twelve months ended	10.6	8.3	8.2	10.4	9.5	7.8	8.6	7.0

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	221	261	(637)	195	(218)	(329)	(91)	412

Common share information (dollars)

Dividend per common share	0.42	0.42	0.36	0.36	0.36	0.36	0.32	0.32

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	40.85	43.31	38.13	49.98	53.50	44.49	46.15	43.73

New York Stock Exchange (US$)	31.16	32.43	27.97	38.69	40.68	34.54	36.72	35.05

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
36 2019 SECOND QUARTER Suncor Energy Inc.

Business Environment

(average for the three months ended)		June 30 2019	Mar 31 2019	Dec 31 2018	Sept 30 2018	June 30 2018	Mar 31 2018	Dec 31 2017	Sept 30 2017

WTI crude oil at Cushing	US$/bbl	59.85	54.90	58.85	69.50	67.90	62.90	55.40	48.20

Dated Brent crude	US$/bbl	68.85	63.20	67.80	75.25	74.40	66.80	61.40	52.50

Dated Brent/Maya FOB price differential	US$/bbl	6.90	5.00	4.35	10.20	12.40	7.70	9.60	6.30

MSW at Edmonton	Cdn$/bbl	73.40	66.45	42.70	82.10	80.95	72.45	69.30	57.05

WCS at Hardisty	US$/bbl	49.20	42.50	19.50	47.35	48.65	38.60	43.10	38.25

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(10.65)	(12.40)	(39.35)	(22.15)	(19.25)	(24.30)	(12.30)	(9.95)

SYN-WTI (differential) premium	US$/bbl	0.15	(2.30)	(21.60)	(0.90)	(0.65)	(1.45)	3.25	0.65

Condensate at Edmonton	US$/bbl	55.90	50.55	45.30	66.80	68.50	63.15	57.95	47.60

Natural gas (Alberta spot) at AECO	Cdn$/mcf	1.05	2.55	1.60	1.20	1.20	1.75	1.70	1.45

Alberta Power Pool Price	Cdn$/MWh	56.35	70.75	55.55	54.45	56.00	34.95	22.35	24.55

New York Harbor 2-1-1 crack(1)	US$/bbl	22.20	18.25	19.15	20.25	21.10	16.70	20.50	22.00

Chicago 2-1-1 crack(1)	US$/bbl	21.45	15.35	16.35	20.00	19.05	14.25	21.40	19.80

Portland 2-1-1 crack(1)	US$/bbl	26.85	19.35	22.25	22.05	28.65	21.00	23.55	26.95

Gulf Coast 2-1-1 crack(1)	US$/bbl	21.70	17.85	17.65	19.35	20.45	16.30	19.10	21.20

Exchange rate	US$/Cdn$	0.75	0.75	0.76	0.77	0.77	0.79	0.79	0.80

Exchange rate (end of period)	US$/Cdn$	0.76	0.75	0.73	0.77	0.76	0.78	0.80	0.80

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and though the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
2019 SECOND QUARTER Suncor Energy Inc. 37

8. OTHER ITEMS

Accounting Policies and new IFRS Standards

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2018 annual MD&A and in note 3 of Suncor's unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2019.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2018 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2018 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 25 of the audited Consolidated Financial Statements for the year ended December 31, 2018, note 10 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2019, and the Financial Condition and Liquidity section of the 2018 annual MD&A.

Control Environment

Based on their evaluation as at June 30, 2019, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2019, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2019 corporate guidance, as set forth in Suncor's press release dated July 24, 2019, which is available on www.sedar.com.

38 2019 SECOND QUARTER Suncor Energy Inc.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, discretionary free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, LIFO inventory valuation methodology and related per share amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Inventory valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates and other income tax adjustments.
2019 SECOND QUARTER Suncor Energy Inc. 39

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended June 30 ($ millions, except as noted)		2019	2018

Adjustments to net earnings

Net earnings		5 731	4 432

(Deduct) add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(40)	226

Net interest expense		616	321

	A	6 307	4 979

Capital employed – beginning of twelve-month period

Net debt		16 163	13 780

Shareholders' equity		45 543	44 887

		61 706	58 667

Capital employed – end of twelve-month period

Net debt		16 121	16 163

Shareholders' equity		45 509	45 543

		61 630	61 706

Average capital employed	B	60 702	59 793

ROCE – including major projects in progress (%)	A/B	10.4	8.3

Average capitalized costs related to major projects in progress	C	1 135	7 202

ROCE – excluding major projects in progress (%)	A/(B-C)	10.6	9.5

40 2019 SECOND QUARTER Suncor Energy Inc.

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory which management believes reduces comparability between periods.

Funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by operating activities measure in the Non-GAAP Financial Measures Advisory section of each respective management's discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net earnings (loss)	1 561	403	456	312	765	671	(53)	(414)	2 729	972

Adjustments for:

Depreciation, depletion, amortization and impairment	1 060	954	235	249	200	174	18	14	1 513	1 391

Deferred income taxes	(797)	84	(89)	(30)	(66)	26	(48)	11	(1 000)	91

Accretion	55	53	11	12	2	2	—	—	68	67

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(231)	245	(231)	245

Change in fair value of financial instruments and trading inventory	38	19	11	(7)	27	1	—	—	76	13

Gain on disposal of assets	(6)	—	(151)	—	(1)	(4)	—	—	(158)	(4)

Share-based compensation	9	52	1	6	5	23	9	76	24	157

Exploration	—	—	37	—	—	—	—	—	37	—

Settlement of decommissioning and restoration liabilities	(68)	(84)	(4)	(3)	(4)	(3)	—	—	(76)	(90)

Other	14	10	—	—	4	2	5	8	23	20

Funds from (used in) operations	1 866	1 491	507	539	932	892	(300)	(60)	3 005	2 862

Decrease (increase) in non-cash working capital									428	(416)

Cash flow provided by operating activities									3 433	2 446

2019 SECOND QUARTER Suncor Energy Inc. 41

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Net earnings (loss)	1 750	500	948	700	1 774	1 460	(273)	(899)	4 199	1 761

Adjustments for:

Depreciation, depletion, amortization and impairment	2 052	1 928	482	528	403	328	38	31	2 975	2 815

Deferred income taxes	(737)	141	(122)	(85)	(61)	49	(77)	15	(997)	120

Accretion	113	104	22	24	4	4	—	—	139	132

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(511)	618	(511)	618

Change in fair value of financial instruments and trading inventory	44	15	7	(36)	97	(18)	—	1	148	(38)

Gain on disposal of assets	(10)	(1)	(151)	(162)	(2)	(4)	—	—	(163)	(167)

Share-based compensation	(25)	(12)	(4)	(4)	(19)	(16)	(37)	(35)	(85)	(67)

Exploration	—	—	39	—	—	—	—	—	39	—

Settlement of decommissioning and restoration liabilities	(180)	(238)	(5)	(16)	(5)	(5)	—	—	(190)	(259)

Other	43	36	(7)	56	(6)	5	6	14	36	111

Funds from (used in) operations	3 050	2 473	1 209	1 005	2 185	1 803	(854)	(255)	5 590	5 026

Increase in non-cash working capital									(609)	(1 856)

Cash flow provided by operating activities									4 981	3 170

Discretionary Free Funds Flow

Discretionary free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Discretionary free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor's business.

	Three months ended June 30		Six months ended June 30
($ millions)	2019	2018	2019	2018

Funds from operations	3 005	2 862	5 590	5 026

Asset sustaining and maintenance capital and dividends	(1 487)	(1 853)	(2 583)	(3 147)

Discretionary free funds flow	1 518	1 009	3 007	1 879

42 2019 SECOND QUARTER Suncor Energy Inc.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Oil Sands operations, Syncrude and Fort Hills cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Fort Hills and Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude and Fort Hills cash operating costs are calculated by adjusting Syncrude OS&G expense and Fort Hills OS&G expense, respectively, for non-production costs that management believes do not relate to the production performance of Syncrude operations or Fort Hills operations, respectively, including, but not limited to, share-based compensation, research and project start-up costs, if applicable. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business, as well as removing the impact of risk management gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2019	2018	2019	2018

Refining margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 647	1 639	3 787	3 424

Other income (loss)	14	(15)	29	(32)

Non-refining margin	(326)	(620)	(913)	(1 035)

Refining margin	1 335	1 004	2 903	2 357

Refinery production(1) (mbbls)	39 901	33 165	83 044	77 528

Refining margin ($/bbl)	33.45	30.25	34.95	30.40

Refining operating expense reconciliation

Operating, selling and general expense	530	494	1 066	986

Non-refining costs	(295)	(288)	(589)	(562)

Refining operating expense	235	206	477	424

Refinery production(1) (mbbls)	39 901	33 165	83 044	77 528

Refining operating expense ($/bbl)	5.90	6.25	5.75	5.45

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.
2019 SECOND QUARTER Suncor Energy Inc. 43

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	SYN	Synthetic crude oil benchmark
mmcf/d	millions of cubic feet of natural gas per day	MSW	Mixed Sweet Blend
mmcfe	millions of cubic feet of natural gas equivalent	NYMEX	New York Mercantile Exchange
mmcfe/d	millions of cubic feet of natural gas equivalent	YTD	Year to date
per day
MW	megawatts
MWh	megawatts per hour
44 2019 SECOND QUARTER Suncor Energy Inc.

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would", "priority", "strategy" and similar expressions. Forward-looking statements in the MD&A include references to:

•
Suncor's 2019 capital program will focus on the enhancement and optimization of the company's operating asset performance, safety and reliability, including projects focused on delivering increased earnings and funds from operations through further cost savings and structural margin improvements and that the company is developing step-out opportunities and asset extensions;

•
Statements about the Terra Nova asset life extension, including the expectation that the project will extend the life of Terra Nova by approximately a decade and the timing of the project's execution;

•
The belief that Suncor's integrated model and focus on operational excellence, capital discipline and sustainability position Suncor well for the future and enable Suncor to continue to deliver increased returns to its shareholders;

•
The belief that Suncor will continue to optimize and enhance its business through leveraging the talent of its people, a continued focus on innovation and the integration of advanced digital technology;

•
Expectations about Suncor's dedicated project team, including that it will guide Suncor through the next phase of the company's evolution;

•
Statements with respect to planned maintenance events and the timing thereof, including the planned maintenance at Upgrader 2 and Syncrude;

•
That emerging technologies will optimize future mining and extraction operations;

•
Suncor's expectation that existing production levels at Firebag and MacKay River will be maintained due to well pad construction and drilling activities;

•
Suncor's planned 2019 capital spending program of $4.9 to $5.4 billion and the belief that Suncor will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
The objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
The company's priority regarding the management of debt levels given the company's long-term growth plans and future expected volatility in the pricing environment and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
Suncor's full year outlook range on capital expenditures, Syncrude cash operating costs per barrel and business environment outlook assumptions for New York Harbor 2-1-1 crack.
2019 SECOND QUARTER Suncor Energy Inc. 45

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor's ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new

46 2019 SECOND QUARTER Suncor Energy Inc.

oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2018 annual MD&A, the 2018 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

2019 SECOND QUARTER Suncor Energy Inc. 47

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EXHIBIT 99.2